UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

Gyrodyne, LLC
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

403829104
(CUSIP Number)

JEFFREY E. EBERWEIN
STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2023
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 99,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS HANNAH M. BIBLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 403829104

1	NAME OF REPORTING PERSONS MATTHEW R. SULLIVAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 5 ("Amendment No. 5) to the Schedule 13D filed by the undersigned on August 1, 2022 (as previously amended, the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.    Source and Amount of Funds or Other Consideration.

The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 99,464 Shares beneficially owned by Star Equity Fund is approximately $1,181,180, excluding brokerage commissions, of which 200 shares are held directly by Star Equity Fund.
Item 4.     Purpose of Transaction.

Item 4 is hereby amended to add the following:

CUSIP No. 403829104
On September 5, 2023, Star Equity Fund entered into a letter agreement (the “Settlement Agreement”) with the Issuer, pursuant to which the Issuer, in order to better align the Issuer’s board of directors (“Board”) with shareholder interests, has agreed to submit for shareholder approval at the Issuer’s 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”), a new stock incentive plan which replaces the cash retention bonus plan in place for directors (“New Plan”). Additionally, the Company agreed not to increase director fees.
Star Equity Fund agreed to vote with the recommendation of the Board at the 2023 Annual Meeting and thereafter at any special meeting of shareholders occurring before the date that is thirty days prior to the opening of the window for submission of shareholder nominations for the Company’s 2024 annual meeting of shareholders (the “Termination Date”), except that Star Equity may vote (i) in its discretion on any proposal regarding certain extraordinary transactions, and (ii) in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) to the extent the recommendation of ISS differs from the Board’s recommendation on any matter presented to shareholders In connection with entering into the Settlement Agreement, Star Equity Fund has withdrawn its nomination of two candidates to the Board, and its proposal regarding director and management compensation matters.
If shareholders approve the New Plan, current director participants in the bonus plan will exchange their benefits under the New Plan, which they agreed to reduce by $579,328, for an equivalent value of shares (“Restricted Shares”), under the New Plan, with the Restricted Shares vesting over a three-year period. The Restricted Shares will not be transferable unless and until a liquidating distribution is made to all shareholders.
In addition, Star Equity Fund has agreed, until the Termination Date, to customary standstill provisions.
The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is attached as Exhibit 99.10 and incorporated herein by reference.
On September 5, 2023, Star Equity Fund withdrew its nomination of Mr. Sullivan and Ms. Bible for election to the Board at the Annual Meeting.

Item 5.        Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 1,482,680 Shares outstanding as of August 9, 2023, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2023.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 99,464 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 6.71%
(b)    1. Sole power to vote or direct vote: 99,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,464
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 403829104
(c)    Star Equity Holdings has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
B.    Star Equity Fund
(a)    As of the close of business on September 7, 2023, Star Equity Fund beneficially owned 99,464 Shares.
Percentage: Approximately 6.71%
(b)    1. Sole power to vote or direct vote: 99,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,464
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Fund's transactions in the Shares in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 99,464 Shares owned by Star Equity Fund.
Percentage: Approximately 6.71%
(b)    1. Sole power to vote or direct vote: 99,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,464
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 99,464 Shares owned by Star Equity Fund.
Percentage: Approximately 6.71%
(b)    1. Sole power to vote or direct vote: 99,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,464
4. Shared power to dispose or direct the disposition: 0

(c)    Star Investment Management has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
E.    Mr. Eberwein
(a)    Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 99,464 Shares owned by Star Equity Fund.
Percentage: Approximately 6.71%

CUSIP No. 403829104
(b)    1. Sole power to vote or direct vote: 99,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,464
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Eberwein has not entered into any transactions in the Shares in the last 60 day. The transactions in the Shares on behalf of Star Equity Fund in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.
Percentage: Approximately 6.71%
(b)    1. Sole power to vote or direct vote: 99,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,464
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund in the last 60 days are set forth in Schedule A and are incorporated herein by reference.
G.     Ms. Bible

(a)    As of the close of business on September 7, 2023, Ms. Bible beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Ms. Bible has not entered into any transactions in the Shares in the last 60 days.
H. Mr. Sullivan

(a)    As of the close of business on September 7, 2023, Mr. Sullivan beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Sullivan has not entered into any transactions in the Shares in the last 60 days.
Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons.

CUSIP No. 403829104
Each Reporting Person disclaims beneficial ownership of the Shares that he, she, or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 5, 2023, Star Equity Fund entered into a Settlement Agreement with the Issuer, wherein Star Equity Fund withdrew its slate of directors for nomination to the Board at the Annual Meeting, and its compensation proposal applicable to the Board and management. Star Equity Fund also agreed to vote in accordance with the Board's recommendations at the 2023 Annual Meeting and thereafter with certain exceptions at any special meetings of shareholders occurring before the Termination Date, and agreed to other customary standstill provisions. In exchange, the Board agreed to submit for shareholder approval at the 2023 Annual Meeting the New Plan, keep director fees at status quo, and pay a portion of fees incurred by Star Equity Fund in connection with the 2023 Annual Meeting.
On September 5, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.11 and is incorporated herein by reference

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.10	Settlement Agreement, dated September 5, 2023
99.11	Joint Filing Agreement, dated September 5, 2023

CUSIP No. 403829104

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 7, 2023

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K. Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein
Individually and as attorney-in-fact for Hannah M. Bible and Matthew R. Sullivan

CUSIP No. 403829104
SCHEDULE A
Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

101	$9.51	7/10/2023
3	$9.51	7/11/2023

1 The prices reported in this column are weighted average prices. Star Equity Fund, LP undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.